UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 29, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ameritas Life Insurance Corp.
Ameritas Life Insurance Corp. Separate Account LLVL

File No. 333-151912

      Ameritas Life Insurance Corp. ("Ameritas") and Ameritas Life Insurance Separate Account LLVL (the "Separate Account") submitted an application under Rule 406 requesting confidential treatment for information they excluded from an exhibit to a post-effective amendment on Form N-6 filed on February 24, 2016.

      Based on representations by Ameritas and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from Exhibit 99.(i)(5) will not be released to the public through May 1, 2021.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Brent J. Fields
Secretary